April 25, 2008

Mailstop 6010
John A. Young
Colfax Corporation
8730 Stony Point Parkway, Suite 150
Richmond, Virginia 23235

Re: **Colfax Corporation**
        Form S-1, Amendment No. 4
        File No. 333-148486
        Filed April 23, 2008

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Cover Page of Prospectus

1. Identify the two selling shareholders on the cover page.

2. Quantify the estimated reimbursement amount the registrant will pay out of the proceeds to cover offering expenses of the selling shareholders.

Recent Developments, page 10

3. Please revise to disclose the reasons that estimated operating income for the three months ended March 28, 2008, on an annualized basis, is significantly lower than operating income for fiscal year 2007. In addition, please supplementally confirm that your Recent Developments section includes all available financial information and discusses any known trends or changes in your financial condition or results of operations.

Use of Proceeds, page 22

4. Explain how and why the initial offering price could change the proportion of shares offered between the selling shareholders and the registrant.

5. Disclose the uses of proceeds in bulleted paragraphs so that it is evident to potential investors how much will be paid to affiliates for various purposes.

6. Explain in more detail how the $22.5 million is allocated for compensation of executive officers, and disclose the total amounts allocated to each named executive officer, either here or in the executive compensation section.

7. Please tell us whether the $174.8 million "original issue price of the preferred stock" represents the actual cash paid by the selling shareholders for the preferred stock. If not, revise throughout the prospectus to disclose the amount they paid for the preferred stock and, if not paid in cash, how the fair market value was derived. Also disclose when the preferred stock was purchased.

8. Please provide an estimated figure for funds to be applied to working capital and general corporate purposes after allocation for the other specified purposes.

Capitalization, page 24

9. Please revise to explain the difference between the net proceeds from the offering on page 22 of $111.3 million and the sum of the changes to total stockholders' equity and total debt on a pro forma, as adjusted basis of $117.3 million on page 24.

Dilution, page 25

10.   The purpose of the table at the bottom of page 25 is to compare what existing stockholders and new investors paid for their proportional equity interests.   Even though the Rales are converting their convertible preferred stock and selling the common stock in this offering, the price they paid is relevant to investors and should be disclosed. Please expand the disclosure, either through a separate table or otherwise, so that new investors are more accurately informed of the difference between what they are paying for their proportional interest compared to what all existing stockholders, including the Rales, paid for their equity interests in the registrant.

11.   In the first paragraph on page 26, disclose to shareholders the number of shares of common stock and/or options that the board has approved and that will be issued to officers and/or directors upon effectiveness of this offering under your various compensation plans, and briefly describe the terms.

Adoption of 2008 Omnibus Incentive Plan, page 73

12.   We note the disclosure on pages 73-74 relating to restricted stock and stock options you will grant to certain executive officers upon effectiveness of the offering. We also note that the number of options to be granted will be determined by taking 50% of the grant value listed on page 73 divided by 40% of the value of your common stock on the date of effectiveness of the offering.

    - Tell us and revise to clarify what you mean by "the value of your common stock on the date of effectiveness of the offering." For example, is this the IPO offering price or is this the closing price of the stock on that day.
    - Explain to us why a 60% discount off the value of your common stock would be appropriate.

13.   We note that SFAS 123(R) will require you to record the grant-date fair value of the number of options resulting from the formula above and that the fair value would likely be different from the numerator of the formula – i.e., 50% of the grant value listed on page 73.

    - Tell us whether the grant value listed on page 73 only represents a notional value used to calculate the number of options to be granted and that the fair value of the options granted may be different. If so, please

John A. Young
Colfax Corporation
April 25, 2008
Page 4

> revise to clarify that fact for investors, indicating whether you expect the amount to be higher or lower.
> - Otherwise, please explain to us how the determination of stock-options to be granted and the grant value assigned are consistent with the guidance in SFAS123(R).

14.   Revise the Critical Accounting Estimates section of the filing to address the following:

> - Provide a brief discussion of the restricted stock and options you intend to grant.
> - Explain how you will value the options to be granted, including the methodology you will employ; the material assumptions and estimates you will use to determine that value and resulting value.
> - Disclose, if true, that you will use the IPO offering price as fair value of your stock in that calculation. Otherwise, please advise us.
> - Describe briefly how you will account for the stock options.
> - Disclose the amount of compensation expense you will record in each of the next three years.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Michael J. Silver (Hogan & Hartson)
VIA TELEFAX (410) 539-6981